Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261324

Prospectus Supplement No. 14
(To Prospectus dated April 1, 2022)

EMBARK TECHNOLOGY, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 1, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261324). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

The Prospectus and this prospectus supplement relate to from time to time (i) the resale of an aggregate of 173,549,101 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Embark Technology, Inc., a Delaware corporation (“Embark”), issued in connection with the Merger by certain of the selling shareholders named in the Prospectus (each a “Selling Shareholder” and, collectively, the “Selling Shareholders”), (ii) the resale of 17,000,000 shares of Class A common stock issued in the PIPE Financing by certain of the Selling Shareholders, (iii) the issuance by us and resale of 1,342,353 shares of common stock reserved for issuance upon the exercise of options to purchase Class A common stock, (iv) the issuance by us and resale of 50,550,140 shares of Class A common stock reserved for issuance upon the settlement of restricted stock units, (v) the resale of 806,497 warrants to purchase Class A common stock, (vi) the issuance of 22,486,667 shares of Class A common stock in respect of warrants to purchase Class A common stock, (vii) the resale 806,497 shares of Class A common stock issuable in respect of warrants to purchase Class A common stock, and (viii) the issuance by us and resale of 87,078,981 shares of Class A common stock issuable upon conversion of shares of Class B common stock. On August 16, 2022, Embark completed a 1-for-20 reverse stock split, which is not reflected in the share numbers above.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 1, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “EMBK.” On May 31, 2023, the closing sale price of our Class A common stock was $2.79 per share. Our warrants are listed on Nasdaq under the symbol “EMBKW.” On May 31, 2023, the closing sale price of our warrants was $0.0150 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 5 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 1, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 24, 2023

EMBARK TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39881 (Commission File Number)	86-3343695 (I.R.S. Employer Identification No.)

321 Alabama Street

San Francisco, CA 94110

(Address of principal executive offices, including zip code)

(415) 671-9628

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	EMBK	The Nasdaq Global Market

Warrants to purchase 1/20th share of Class A common stock, each at an exercise price of $11.50 per warrant	EMBKW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On May 24, 2023, the Company entered into a letter agreement (the “Letter Agreement”) with Siddhartha Venkatesan, pursuant to which he is eligible for certain retention bonuses and separation benefits. Pursuant to the Letter Agreement, Mr. Venkatesan is eligible to receive cash retention benefits upon achievement of certain retention milestones: (a) $30,000 payments for continued service through each of May 31, 2023, June 30, 2023 and July 31, 2023 and (b) $250,000 for continued service through the filing date of a definitive proxy statement, provided that such date occurs on or prior to December 31, 2023 (“Definitive Proxy Date”) soliciting the shareholder vote for a transaction for the acquisition of 100% of the Company’s outstanding equity, which includes the Company’s Agreement and Plan of Merger with Applied Intuition, Inc., announced on May 25, 2023 (“Transaction”).

In addition, the Letter Agreement provides that if Mr. Venkatesan is terminated by the Company without Cause (as defined in the Letter Agreement) or due to a resignation for Good Reason (as defined in the Letter Agreement), subject to his timely execution and non-revocation of a release of claims that becomes effective within sixty (60) days following the date of termination and continued compliance with his obligations to the Company, including under his confidentiality and invention assignment agreement, Mr. Venkatesan will be entitled to receive a lump sum payment equal to (i) six months base salary and (ii) fifty percent (50%) of any annual target cash bonus, if applicable, as well as up to six months of continued coverage under the Company’s group health plans as if he had remained employed. If the Definitive Proxy Date occurs prior to December 31, 2023, Mr. Venkatesan’s voluntary resignation following the Definitive Proxy Statement, but on or before the later of (x) December 31, 2023 and (y) ten (10) days following the Definitive Proxy Date (the “Transition End Date”) for any or no reason, shall constitute a resignation for Good Reason. If, however, Mr. Venkatesan does not resign for Good Reason on or prior to the Transition End Date, he shall not thereafter be entitled to any severance payments or benefits under the Letter Agreement.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Retention Bonus and Separation Benefits Letter Agreement, dated May 24, 2023, by and between Embark Technology, Inc. and Siddhartha Venkatesan.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Embark Technology, Inc.

Date: June 1, 2023	By:	/s/ Siddhartha Venkatesan
	Name:	Siddhartha Venkatesan
	Title:	Chief Legal Officer

Exhibit 10.1

Embark Technology, Inc.

May 24, 2023

via electronic mail

Sid Venkatesan

Re: Retention Bonus & Separation Benefits

Dear Sid:

You are receiving this letter (this “Letter”) because Embark Trucks Inc. (the “Company”) has determined to provide you with certain (a) retention bonuses as well (b) separation benefits to which you may become eligible upon certain terminations of your employment with the Company, subject to the terms and conditions set forth in this Letter.

1.            Retention Bonuses

As you know, the Company is in the process of evaluating its strategic alternatives, including pursuit of an acquisition of 100% of the Company’s outstanding equity (a “Transaction”). Your continued leadership, including through the negotiation and presentation of a Transaction to the Company’s shareholders, will be valuable. The Company is therefore offering you cash retention bonuses (the "Retention Bonuses") in consideration of your achievement of the Retention Milestones (as set forth in the table below), including a retention bonus that is subject to the Company signing a definitive merger agreement for the Transaction (the date of such signing, the “Transaction Agreement Date”) within the next sixty (60) days following the date of this Letter and the other terms and conditions herein. Each Retention Bonus will be payable within fifteen (15) days following the achievement of the respective Retention Milestone, in accordance with the Company’s standard payroll policies and subject to applicable withholdings and other required deductions.

For the avoidance of doubt, the Retention Bonus related to the Definitive Proxy Date (as defined in the table below) is conditional on the Transaction Agreement Date occurring within the next sixty (60) days following the date of this Letter, and your continued service through the Definitive Proxy Retention Milestone enumerated below.

Retention Milestone (not conditioned on Transaction Signing)	Retention Bonus
Continued Service through May 31, 2023	$30,000
Continued Service through June 30, 2023	$30,000
Continued Service through July 31, 2023	$30,000

Retention Milestone (conditioned on Transaction Signing)	Retention Bonus
Continued Service through filing of definitive proxy statement soliciting shareholder vote for the Transaction, provided that such date occurs on or prior to December 31, 2023 (“Definitive Proxy Date”)	$250,000

2.            Separation Payments and Benefits.

(a) Subject to Sections 2, 3 and 4 below and your continued compliance with any restrictive covenants applicable to you under any written agreement with the Company or any of its parents, subsidiaries, assignees or successors, in the event of a termination of your employment by the Company without Cause (as defined below) or due to your resignation for Good Reason (as defined below), the Company shall:

(i)	pay you an amount equal to the sum of (A) six (6) months of your annual base salary in effect as of the date of your termination (the “Termination Date”) and (B) 50% of your annual target cash bonus, if any, payable in a lump sum payment within sixty (60) days following the Termination Date, but in any event no later than March 15 of the year following the year in which the Termination Date occurs, to the extent permitted under Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder (collectively, “Section 409A”) ; and

(ii)	to the extent you timely elect to continue coverage under the Company’s group health plans in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), continue to provide coverage to you under the Company’s group health plans in accordance with COBRA for a period of six (6) months following the Termination Date at the same cost as if you had remained employed (the “Specified Benefits”); provided that notwithstanding the foregoing, if the Company determines, in its reasonable discretion, that it cannot pay the aforementioned costs of the Specified Benefits without violating applicable law or incurring penalties (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall pay you, on the first day of each calendar month, a fully taxable cash payment equal to the applicable Specified Benefits that would have otherwise been payable on your behalf for that month, subject to applicable tax withholdings (each such amount, a “Specified Benefit Payment”), for the remainder of the Specified Benefits Period. For the avoidance of doubt, the COBRA continuation period under Section 4980B of the Internal Revenue Code of 1986, as amended, shall run concurrently with the period of continued group health plan coverage pursuant to this Section 1(a)(ii). The payments and benefits described in Section 1(a) are herein referred to as the “Separation Benefits.”

(b) For purposes of this Letter, “Cause” means (i) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (ii) your material breach of any written agreement between you and the Company, (iii) your material failure to comply with the Company’s written policies or rules, (iv) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any state, (v) your gross negligence or willful misconduct (A) in the performance of your duties for the Company or (B) that could reasonably be expected to bring you or the Company into public disrepute, scandal, contempt or ridicule that shocks, insults or offends a substantial portion or group of the public, (vi) your continuing failure to perform assigned duties after receiving written notification of the failure from your direct supervisor, the Chief Executive Officer or the Company’s Board of Directors, or (vii) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.

(c) For purposes of this Letter, “Good Reason” means your resignation within ninety (90) days after one of the following conditions has come into existence without your consent provided that within thirty (30) days of any such alleged condition, you provide the Company with written notice of the basis for your claim that you have Good Reason to terminate your employment and allows a period of at least thirty (30) days to cure: (i) a material reduction in your annual base salary, other than a reduction of up to 20% in connection with similar decreases of other similarly situated executives of the Company or (ii) a material diminution of your authority, duties or responsibilities; provided, however, that (A) a change in reporting line shall not constitute Good Reason provided the scope of your authority, duties and responsibilities are not otherwise materially impacted and (B) a change in your title, position, reporting line or authority following a Change of Control (as defined in the Company’s 2021 Incentive Award Plan) shall not constitute Good Reason so long as you retain substantially the same duties and responsibilities at the Company or a division, subsidiary or business unit that constitutes substantially the same business of the Company following the Change of Control; provided, further that, notwithstanding the foregoing, in the event the Definitive Proxy Date occurs prior to December 31, 2023, your voluntary resignation following the Definitive Proxy Date, but on or before the later of (x) December 31, 2023 and (y) ten (10) days following the Definitive Proxy Date (the “Transition End Date”) for any or no reason, shall constitute a termination by you for Good Reason without any requirement of providing written notice or the opportunity to cure set forth in the first sentence of this Section 2(c).

3.            Release of Claims. Your receipt of the Separation Benefits shall be subject to and conditioned upon your timely return of all property of the Company and its subsidiaries (including, without limitation, any confidential and/or proprietary information) and your timely execution and non-revocation of a general release of claims in the form prescribed by the Company (a “Release”) that becomes effective and irrevocable within sixty (60) days following the Date of Termination. In the event the Release does not become effective (or is revoked) within the sixty (60) day period following the Termination Date (the “Release Period”), you shall not be entitled to the Separation Benefits. Notwithstanding anything to the contrary in Section 1, no Separation Benefits under Section 1 shall be made prior to the Company’s first regularly-scheduled payroll date occurring after the Release becomes effective and irrevocable (the “First Payroll Date”) and any amounts that would otherwise have been paid pursuant to Section 1 prior to the First Payroll Date shall instead be paid on the First Payroll Date (without interest thereon); provided further, that if the Release Period spans two calendar years, no Separation Benefits that are or would be subject to Section 409A shall be made prior to the beginning of the second such calendar year (and any payments otherwise payable prior thereto (if any) shall instead be paid on the first regularly scheduled Company payroll date occurring in the latter such calendar year (or, if later, the First Payroll Date)).

4.            Severance End Date. Notwithstanding anything to the contrary in this Letter, in the event the Definitive Proxy Date occurs prior to December 31, 2023 and you do not terminate your employment for Good Reason on or prior to the Transition End Date, then you shall not be entitled to any severance compensation or benefits under Section 2 of this Letter after the Transition End Date.

5.            Section 409A. This Letter is intended to be exempt from Section 409A and shall be interpreted consistent with such intent. To the extent this Letter is deemed to be subject to Section 409A, it is nevertheless intended to be fully compliant. Any right to a series of installment payments pursuant to this Letter is to be treated as a right to a series of separate payments for purposes of Section 409A. Notwithstanding anything to the contrary in this Letter, no compensation or benefits, including without limitation any Separation Benefits, shall be paid to you during the six-month period following your “separation from service” with the Company (within the meaning of Section 409A, a “Separation from Service”) if the Company determines that paying such amounts at the time or times indicated in this Letter would be a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such six-month period (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of your death), the Company shall pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such period (without interest). To the extent required to comply with Section 409A, references in this Letter to your termination of employment (and like terms) that shall mean and refer to your Separation from Service.

6.            Withholding. The Company will have the authority and the right to deduct or withhold, or require you to remit to the Company, an amount sufficient to satisfy all federal, state, local and foreign taxes (including any employment tax obligations) required by law to be withheld from amounts payable under this Letter.

7.            No Right to Continued Employment. Nothing contained in this Letter will (a) confer upon you any right to continue in employment with the Company or its affiliates, (b) constitute a contract or agreement of employment, or (c) interfere in any way with the right of the Company and its affiliates to terminate your employment at any time, for any reason or no reason, with or without Cause.

8.            Governing Law. The validity, interpretation, construction and performance of this Letter shall be governed by the laws of the State of California without regard to its conflicts of law principles.

9.            Entire Agreement; No Other Modifications. This Letter sets forth the final and entire agreement of the parties with respect to any compensation or benefits payable upon any termination of your employment for any reason, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by the Company and you, or any representative of the Company or you, with respect thereto. However, this Letter does not supersede any existing rights that you may have, if any, in relation to equity awards that may become triggered upon a termination of your employment by the Company pursuant to any other written agreement between you and the Company.

10.            Miscellaneous. This Letter may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument. No provisions of this Letter may be amended, modified, or waived unless agreed to in writing and signed by you and by a duly authorized officer of the Company.

* * * * *

Please indicate your acknowledgement of, and agreement to, the terms and conditions set forth in this Letter by signing the enclosed duplicate original of this Letter in the space provided below and returning the signed letter to me at simina.simion@embarktrucks.com.

Sincerely,

Embark Technology, Inc.

By:	/s/ Alex Rodrigues
Alex Rodrigues
Chief Executive Officer

Acknowledged and Agreed as of the date first set forth above:

/s/ Siddhartha Venkatesan
(Signature)

Print Name:	Siddhartha Venkatesan